SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

October 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Dominic Minore, Esq./ Kevin Rupert

100 F Street, N.E.

Washington, DC 20549

Re:	THL Credit, Inc. Registration Statement on Form N-2 (File No. 333-175074)

Dear Messrs. Minore and Rupert:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company by telephone on October 27, 2011 and October 28, 2011 with respect to the Company’s registration statement on Form N-2 (File No. 333-175074) filed with the SEC on June 22, 2011 and amended on August 25, 2011 and October 18, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below and are followed by the Company’s responses.

Legal Comments

1.	In the section entitled “Description of Securities,” move the second sentence in the third paragraph to the end of that paragraph.

Response: The Company will make the requested revision in the final prospectus.

ATLANTA            AUSTIN             HOUSTON            NEW YORK            WASHINGTON DC

U.S. Securities and Exchange Commission

October 28, 2011

2.	Confirm that, with respect to undertakings 7 and 8 included in Pre-Effective No. 2 to the Registration Statement, the Company will undertake to file for staff review a post-effective amendment under Section 8(c) of the Securities Act in connection with any offering takedown from this Registration Statement described in undertakings 7 or 8.

Response: The Company hereby confirms that it will undertake to file for staff review a post-effective amendment under Section 8(c) of the Securities Act in respect of any offering takedown from this Registration Statement described under undertakings 7 or 8.

3.	Confirm that, with respect to undertaking 4(b) included in Pre-Effective Amendment No. 2 to the Registration Statement, that the legal opinion and related consent of counsel to be filed in an exhibit-only post-effective amendment to the Registration Statement which will become effective immediately with each takedown of securities from the Registration Statement will be consistent with the Staff’s views set forth in Staff Legal Bulletin 19.

Response: The Company hereby confirms that the legal opinion and related consent of counsel to be filed in an exhibit-only post-effective amendment to the Registration Statement which will become effective immediately with each takedown of securities from the Registration Statement will only include the required assumptions associated with the issuance of the securities and will be consistent with the Staff’s views set forth in Staff Legal Bulletin 19.

4.	Confirm that, with respect to undertaking 7 included in Pre-Effective No. 2 to the Registration Statement, the Company will update the undertaking in each subsequent post-effective amendment so that it is clear that the threshold for issuing shares of common stock below NAV is cumulative and will reflect the appropriate adjustment to the original 15% threshold.

Response: The Company will update the undertaking accordingly.

5.	The Staff expects the Company to file an auditor’s consent as an exhibit to the Registration Statement in connection with each takedown from the Registration Statement.

Response: The Company hereby agrees that it will file an auditor’s consent in connection with each takedown from the Registration Statement as an exhibit to the Registration Statement via an exhibit-only, post-effective amendment to the Registration Statement.

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U.S. Securities and Exchange Commission

October 28, 2011

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

should the Commission or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus